ASX RELEASE

7 August 2013

Novogen Announces Appointment of Chairman of its Medical Advisory

Board

Novogen   today   announces   the   appointment   of   Professor   Paul   de   Souza   as

Chairman of its Medical Advisory Board.

The  purpose  of  the  Board  is  to  advise  the  Company  on  the  design  and  conduct  of its  clinical  trials.  The  membership  of  the  Board  will  be  honorary,  enabling  the various members also to act as Clinical Trial Investigators where appropriate.

Professor   De   Souza   is   the   Foundation   Professor   of   Medical   Oncology   at   the

University  of  Western  Sydney,  Director  of  the  Translational  Cancer  Research

Unit   of   The   Ingham   Institute   of   Medical   Research,   Conjoint   Professor   in   the

Faculty  of  Medicine  of  the  University  of  NSW,  and  Director  of  the  Department  of

Medical Oncology at Liverpool Hospital.

Other  members  of  the  Board  yet  to  be  appointed  will  comprise  experts  drawn from Australia, USA and Europe.

Novogen CEO, Dr Graham Kelly,  said today, “Professor de Souza’s appointment  is timely  as  we  now  stand  on  the  verge  of  bringing  CS-6  into  the  clinic.  With  CS-6

continuing   to   meet   its   targets   in   its   current   pre-clinical   program,   we   find

ourselves  in  a  position  of  being  able  to  bring  the  drug  into  the  clinic  earlier  than originally  predicted.  Professor  de  Souza’s  considerable  expertise  in  translational

research   and   clinical   trial   design   will   be  invaluable   in   guiding   the   Company

through this next important step.”

“Our   goal   is   to   conduct   a   joint   Phase   1a/1b   in   Australia   and   Hong   Kong   in

patients    with    late-stage    cancer    with    a    focus    on    Temozolomide-resistant

glioblastoma  multiforme  and  carboplatin-refractory  ovarian   cancer.   Naturally

we  will  be  applying  to  the  FDA  to  conduct  clinical  studies  in  the  US  in  2014,  but the  strategy  of  conducting  our  inaugural  Phase  1  clinical  studies  in  Australia  and

Hong Kong affords considerable time and cost savings,” Kelly added.

About Novogen

Novogen   Ltd   is   a   biotechnology   company   whose   shares   trade   on   both   the

Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol  ‘NVGN’).   The

Company  is  based  in  Sydney,  Australia  and  in  Manhattan,  USA,  and  is  focused  on

the   development   of   novel   anti-cancer   drugs.   The   Company’s   inaugural   drug

candidate is CS-6, with a pipeline of related drugs in development.

About CS-6

CS-6  belongs  to  a  new  class  of  drug  candidates  that  target  a  mutation  concerned with  the  bioenergetics  of  a  cell  and  which  Novogen  believes  to  be  a  fundamental and  key  part  of  carcinogenesis.  Inhibition  of  this  mutation  provides  the  potential to  act  against  all  forms  of  cancer,  including  both  cancer  stem  cells  and  their daughter cells, and against cells with multiple mechanisms of drug resistance.

CS-6   shows   broad   anti-proliferative   and   cytotoxic   activity   against   all   human

cancer  cells  that  is  has  been  tested  against  and  ovarian  cancer  stem  cells.  CS-6

also   has   been   designed   deliberately   to   meet   the   major   known   criteria   for

crossing  the  blood-brain  barrier,  and  for  that  reason  is  being  developed  for  the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave  Hornsby  NSW 2077  AUSTRALIA

PO Box 2333 Hornsby Westfield  NSW  1635   AUSTRALIA

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com